May 15, 2025

Ian Borden
Executive Vice President and Global Chief Financial Officer
McDonald's Corporation
110 North Carpenter Street
Chicago, IL 60607

       Re: McDonald's Corporation
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-05231
Dear Ian Borden:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Segment and Geographic Information, page 52

1. Please tell us how your disclosure complies with the requirement to disclose how the chief operating decision maker uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources. See ASC 280-
       10-50-29(f).
 May 15, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services